FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


 U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company
Act of 1940


1. Name and Address of Reporting Person

Roepke             Susan              E
(Last)            (First)            (Middle)

2600 Sumac
(Street)

Manhattan               KS               66502
(City)                  State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc.  MNBB


3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

February, 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [x] Officer (give title below)(1)
   [ ] Other (specify below)

   Senior Vice President/Secretary/Cashier



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

FORM 4 (continued)

TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


          1.                2.           3.                     4.                       5.(2)        6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------

Common Stock              2/27/98                                                    25,824        D
Common Stock              2/27/98     A     V         600        A      16.50        18,914        D           IRA
Common Stock              2/27/98     A     V       1,406        A      16.50        27,228        I           Spouse trustee
Common Stock              2/27/98     A     V         100        A      16.50         2,938        I           By spouse (6)
Common Stock              2/27/98                                                     2,428        I           (3)
Common Stock              2/27/98                                                     6012.225748  I           ESOP


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or
Beneficially Owned
e.g. puts, calls, warrants, options, convertible securities)


     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Common Stock 4.1135(4)                           (5)              01/05/03                           16,166      D


Explanation of Responses:


1. Of Issuer's and issuer's wholly-owned subsidiary, Security National Bank.
2. Amounts reflect shares received for Company's two-for-one stock split 2/9/98.
3.  Co-trustee of Living Trust of Georgia Ellen Schrenk
    Trust dated 6/14/96.
4. Exercise price reflects adjustments for stock dividends and stock split.
5. Grant of option under MNB Bancshares, Inc. 1992 Stock Option Plan approved May 17, 1993, exercisable in annual 20% increments beginning January 5, 1994, the first anniversary date of the grant.
6. Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.



 /s/ Susan E. Roepke
 ** Signature of Reporting Person   Date  March 10, 1998

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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